Exhibit 10.1

SECOND AMENDMENT TO OFFICE LEASE

This SECOND AMENDMENT TO OFFICE LEASE ("Second Amendment") is made and entered into as of October 15, 2009 (the "Effective Date"), by and between KILROY REALTY, L.P., a Delaware limited partnership ("Landlord"), and INTERNET BRANDS, INC., a Delaware corporation (f/k/a and d/b/a CarsDirect.com, Inc.) ("Tenant").

R E C I T A L S :

A.           Landlord and Tenant are parties to that certain Office Lease dated June 25, 2004 (the "Original Lease"), as amended by that certain First Amendment to Office Lease dated November 11, 2005 (the "First Amendment") (the Original Lease and First Amendment to be collectively referred to herein as the "Lease"), whereby Landlord leases to Tenant and Tenant leases from Landlord a total of 53,642 rentable square feet, including those spaces commonly known as Suites 940, 1000, and 1100 (the "Premises"), and located on the ninth (9th), tenth (10th) and eleventh (11th) floors, respectively, of the Building with an address of 909 N. Sepulveda Boulevard, El Segundo, California.

B.           The parties desire to extend the Lease Term for the above-referenced Premises and to otherwise amend the Lease on the terms and conditions set forth in this Second Amendment.

A G R E E M E N T :

NOW, THEREFORE, in consideration of the foregoing Recitals and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.           Terms.  All capitalized terms when used herein shall have the same respective meanings as are given such terms in the Lease, unless expressly provided otherwise in this Second Amendment.

2.           Condition of the Premises.  Landlord and Tenant acknowledge that Tenant has been occupying the Premises pursuant to the Lease, has had full opportunity to review the condition thereof and has done so, and, therefore, Tenant continues to accept the Premises in its presently existing, "as is" condition, except as to Landlord's obligations pursuant to the Lease or this Second Amendment regarding the condition of the Project, Building and/or Premises.  Except as expressly set forth in Section 9 below or otherwise in the Lease, Landlord shall not be obligated to provide or pay for any improvement and/or refurbishment work or services related to Premises.  Further, Tenant acknowledges that neither Landlord nor any agent of Landlord has made any representation or warranty regarding the condition of the Premises or with respect to the suitability of the same for the conduct of Tenant’s business, except as set forth in the Lease or in this Second Amendment.

3.           Extended Term.  Pursuant to the Lease, the Lease Term is scheduled to expire on June 30, 2010.  Landlord and Tenant hereby agree to extend the Lease Term for the four (4) year period from July 1, 2010 (the "Extended Term Commencement Date") through and including June 30, 2014 (the “Extended Term”), on the terms and conditions set forth in this Second Amendment, which, except as otherwise provided herein, is immediately effective as of the Effective Date.

4.           Rent.

4.1           Base Rent.  Prior to the Extended Term, Tenant shall continue to pay monthly installments of Base Rent for the Premises in accordance with the terms of the Lease.  During the Extended Term and the "Option Term" (as defined in Section 6 of this Second Amendment), if applicable, Tenant shall pay monthly installments of Base Rent for the Premises as follows:

Period During Lease Term	Annual Base Rent	Monthly Installment of Base Rent	Monthly Rental Rate per Rentable Square Foot
July 1, 2010 - June 30, 2011	$1,287,408.00	$107,284.00	$2.00
July 1, 2011 - June 30, 2012	$1,326,030.24	$110,502.52	$2.06
July 1, 2012 - June 30, 2013	$1,365,811.15	$113,817.60	$2.12
July 1, 2013 - June 30, 2014	$1,406,785.48	$117,232.12	$2.19
July 1, 2014 - June 30, 2015 (if Option Term applies)	$1,448,989.05	$120,749.09	$2.25
July 1, 2015 - June 30, 2016 (if Option Term applies)	$1,492,458.72	$124,371.56	$2.32

4.2           Additional Rent.

4.2.1           In General.  Prior to the Extended Term, Tenant shall continue to pay to Landlord, as Additional Rent, Tenant's Share of increases in Direct Expenses, in accordance with the terms of the Lease.  During the Extended Term, Tenant shall pay to Landlord (as Additional Rent) Tenant's Share of increases in Direct Expenses in accordance with the terms of the Lease (as amended by Section 4.2.2 below); provided, however, that (a) for purposes of calculating the amount of Tenant's Share of such increases in Direct Expenses during the Extended Term, the Base Year shall be calendar year 2010; and (b) any Additional Rent amount attributable to Tenant's Share of increases in Direct Expenses from the Extended Term Commencement Date through June 30, 2011 shall be fully abated.  During the Option Term (if applicable), Tenant shall pay to Landlord (as Additional Rent) Tenant's Share of increases in Direct Expenses in accordance with the terms of the Lease (as amended by Section 4.2.2 below); provided, however, that for purposes of calculating the amount of Tenant's Share of such annual Direct Expenses during the Option Term, the Base Year shall be calendar year 2014 and any Additional Rent amount attributable to Tenant's Share of increases in Direct Expenses from July 1, 2014 through June 30, 2015 shall be fully abated.

4.2.2           Modification.  Landlord and Tenant hereby agree that, effective as of the Extended Term Commencement Date, each reference in Section 4.2.4 of the Original Lease to "the Lease Commencement Date" shall be deleted and replaced in its entirety with "the Extended Term Commencement Date".

5.           Letter of Credit and Security Deposit.

5.1           Letter of Credit.  Landlord currently holds a letter of credit ("Tenant's Existing L-C") in the amount of Five Hundred Forty-Seven Thousand Seven Hundred Sixty-One and 00/100 Dollars ($547,761.00) in accordance with Tenant's letter of credit obligations under Article 21 of the Original Lease.  Provided that, as of the Extended Term Commencement Date, Tenant is not in default under the Lease (beyond any applicable notice and cure periods), (a) Tenant shall not be obligated to provide a letter of credit to Landlord (pursuant to the terms of Article 21 of the Original Lease) for so long as Tenant satisfies the "Extended Term Financial Threshold" as defined below, and (b) Landlord shall return Tenant's Existing L-C to Tenant within five (5) business days after the Extended Term Commencement Date.  In connection with the foregoing, Landlord shall have the right, on a quarterly basis during the Extended Term, to require Tenant to deliver financial statements to Landlord in accordance with the terms of Article 17 of the Original Lease for purposes of allowing Landlord to determine whether Tenant satisfies or continues to satisfy the Extended Term Financial Threshold.  In the event that, at any time during the Extended Term, Tenant fails to satisfy the Extended Term Financial Threshold (or, if not publicly available, fails to timely deliver to Landlord the financial statements required for Landlord to verify Tenant's satisfaction of such Extended Term Financial Threshold) (either of the foregoing circumstances referred to herein as a "Reinstatement Event"), Tenant's obligation to provide a letter of credit to Landlord as security for the faithful performance by Tenant of all of the terms, covenants and conditions of the Lease, as hereby amended (which letter of credit amount shall be determined pursuant to this Section 5 below, but shall otherwise satisfy all of the applicable terms and conditions of Article 21 of the Original Lease), shall be automatically reinstated.  If a Reinstatement Event occurs and Landlord elects to cause Tenant to post a new letter of credit (the "New Letter of Credit") under the terms and conditions of this Section 5, the amount of such New Letter of Credit shall be determined as follows:  (i) if the Reinstatement Event occurs during the first year of the Extended Term (i.e., during the period commencing on the Extended Term Commencement Date and ending on June 30, 2011), the New Letter of Credit shall equal $900,000; (ii) if the Reinstatement Event occurs during the second year of the Extended Term (i.e., during the period commencing on July 1, 2011 and ending on June 30, 2012), the New Letter of Credit shall equal $675,000; (iii) if the Reinstatement Event occurs during the third year of the Extended Term (i.e., during the period commencing on July 1, 2012 and ending on June 30, 2013), the New Letter of Credit shall equal $450,000; and (iv) if the Reinstatement Event occurs during or after the fourth year of the Extended Term (i.e., during the period commencing on July 1, 2013 and ending on June 30, 2014), the New Letter of Credit shall equal $225,000.  Such New Letter of Credit shall be in the form required under Article 21 of the Original Lease and may be drawn upon and utilized by Landlord as set forth therein.  As used herein, the term "Extended Term Financial Threshold" shall mean that Tenant has, on a continuing quarterly basis, (x) an equity market capitalization (calculated as the product of (a) the number of Common A and Common B shares outstanding as of the last day of the applicable fiscal quarter as reported in Tenant's balance sheet within Tenant’s “10-K” and “10-Q” reports, and (b) the closing share price on the last trading day of the applicable financial quarter) of $175 Million or greater; and (y) an annual operating income (calculated as total revenues less total costs and operating expenses as disclosed in Tenant’s “10-K” and “10-Q” reports, calculated on a trailing twelve months basis) of $15 Million or greater.

5.2           Burn Down of New Letter of Credit.  On each anniversary of a Reinstatement Event, provided that Tenant has (a) not in the previous twelve (12) month period been in monetary default under the Lease, as amended hereby, or failed to cure a non-monetary default within the applicable cure period under the Lease, as amended hereby, and (b) satisfied the Extended Term Financial Threshold for the previous three (3) consecutive quarters, the New Letter of Credit shall be subject to annual reductions of $225,000 each.

5.3           Security Deposit.  Prior to the Extended Term, Tenant shall deposit with Landlord a cash "Security Deposit" in an amount equal to One Hundred Seventeen Thousand Two Hundred Thirty-Two and 12/100 Dollars ($117,232.12), which shall be held by Landlord as security for the faithful performance by Tenant of all of the terms, covenants and conditions of the Lease, as amended, for the Extended Term.  If Tenant defaults beyond all applicable notice and cure periods with respect to any provisions of the Lease, as amended hereby, including, but not limited to, the provisions relating to the payment of Rent, Landlord may, but shall not be required to, use, apply or retain all or any part of the Security Deposit for the payment of any Rent or any other sum in default beyond all applicable notice and cure periods, as reasonably and accurately notified by Landlord to Tenant in writing.  Any unapplied portion of the Security Deposit shall be returned to Tenant, or, at Landlord's option, to the last assignee of Tenant's interest hereunder, within sixty (60) days following the expiration of the Lease Term so long as Tenant is not then in default under the Lease, as amended hereby.  Tenant hereby irrevocably waives and relinquishes any and all rights, benefits, or protections, if any, Tenant now has, or in the future may have, under Section 1950.7 of the California Civil Code, any successor statute, and all other provisions of law, now or hereafter in effect, to the extent (a) establishing a time frame of less than sixty (60) days by which a landlord must refund a security deposit under a lease, or (b) prohibiting Landlord from collecting for anticipated loss of future rent or other payments due under the Lease, as amended, following a material default by Tenant with regard to the payment of rent or other payments due under the Lease.  Tenant acknowledges and agrees that (i) any statutory time frames for the return of a security deposit are superseded by the express period identified above, and (ii) rather than be so limited, Landlord may claim from the Security Deposit (x) any and all sums expressly identified above, and (y) any additional sums reasonably necessary to compensate Landlord for any and all losses or damages caused by Tenant's default of the Lease, as amended hereby, including, but not limited to, all damages or rent due upon termination of the Lease, as amended hereby, pursuant to Section 1951.2 of the California Civil Code.

6.           Option Term.  As of the Effective Date, Section 2.2 (Option Terms) of the Original Lease is hereby deemed null of void and shall be of no further force or effect; provided, however, that the terms of Section 2.2.2.1 of the Original Lease shall remain in effect to the extent necessary to determine the "First Offer Rent" under the terms of Section 1.3 of the Original Lease, as amended by the terms of Section 10 of this Second Amendment.  In connection with the foregoing, Landlord and Tenant acknowledge and agree that the "Option" set forth in this Section 6 shall be Tenant's sole option to further extend the Lease Term pursuant to the terms of the Lease, as hereby amended.

6.1           Option Right.  Landlord hereby grants the Tenant named in this Second Amendment (the "Original Tenant"), any assignee of Tenant permitted under Article 14 of the Original Lease, and any "Affiliate" (as that term is defined in Section 14.8 of the Original Lease) to which the Lease is assigned (collectively, the "Right Holders"), one (1) option (the "Option") to further extend the Lease Term for a period of two (2) years, commencing on July 1, 2014 and ending on June 30, 2016 (the "Option Term"), which Option shall be exercisable only by written notice delivered by Tenant to Landlord as provided below; provided that, as of the date of delivery of such notice, Tenant is not in default under the Lease, as amended, beyond any applicable notice and cure periods set forth therein.  Upon the proper exercise of such Option, and provided that, as of the end of the Extended Term, Tenant is not in default under the Lease, as amended, beyond any applicable notice and cure periods set forth therein, the Extended Term, as it applies to the entire Premises, shall be extended for the Option Term.  The rights contained in this Section 6 shall be personal to the Right Holders and may only be exercised by such Right Holders (and not any assignee, sublessee or other transferee of Tenant's interest in the Lease, as amended hereby, not included in the definition of Right Holders) if such entities occupy at least one (1) full floor of the Premises.

6.2           Option Rent.  The Base Rent payable by Tenant during the Option Term shall be as set forth in Section 4.1 above.  Further, Tenant's Share of increases in Direct Expenses payable by Tenant during the Option Term shall be as set forth in Section 4.2 above.

6.3           Option Term Improvement Allowance.  Tenant shall be entitled to the "Option Term Improvement Allowance" as identified in Section 9.2 below upon Tenant's exercise of the Option, if at all.

6.4           Exercise of Option.  If Tenant desires to exercise the Option contained in this Section 6, it must do so by delivering to Landlord (a) a written notice, no later than September 30, 2013, stating that Tenant irrevocably exercises the Option set forth herein, and (b) cash sufficient to increase the Security Deposit noted in Section 5.3, above, to an amount equal to One Hundred Twenty-Four Thousand Three Hundred Seventy-One and 56/100 Dollars ($124,371.56), which sum shall be held by Landlord as security for the faithful performance by Tenant of all of the terms, covenants and conditions of the Lease, as amended, for the remainder of the Lease Term as extended pursuant to the terms of Section 3 of this Second Amendment.  If Tenant elects not to exercise such Option (or fails to timely deliver the notice and Security Deposit identified above), the Option contained herein, and Tenant's right to the Option Term Improvement Allowance, shall automatically lapse and be of no further force or effect.

7.           Parking.  Effective as of the date hereof, in lieu of the parking rights and privileges previously granted to Tenant under the Lease, Tenant shall have the following parking rights and privileges with respect to the Premises:

7.1           Tenant's Unreserved Employee/Agent Parking.  For each day of the Extended Term and Option Term, if applicable, Tenant's employees, contractors and agents shall be permitted to park their vehicles in the Project parking facility (subject to the Parking Rules and Regulations attached as Exhibit I to the Original Lease), free of charge (subject, however, to the terms of Section 28 of the Original Lease with respect to any applicable governmental taxes that may be imposed with respect thereto (of which there are currently none)).  Notwithstanding the foregoing, in no event shall the number of non-visitor vehicles attributable to Tenant for employees, agents and contractors of Tenant that are parked in the Project parking facility exceed a total of Three Hundred Thirty (330) (the "Employee/Agent Parking Threshold") at any time during the Extended Term or Option Term, if applicable.  In connection with the foregoing, and if Tenant is in violation of such Employee/Agent Parking Threshold restriction based upon accurate and reasonable written evidence and notice from Landlord to Tenant (a "Violation"), Landlord shall inform Tenant in writing and Tenant shall immediately cause such usage to be reduced, on a permanent basis, to a level that is at or below the Employee/Agent Parking Threshold.  In the event of a Violation, in addition to Tenant's obligation to immediately eliminate any Violation pursuant to the foregoing (and whether or not Tenant is in the process of eliminating the Violation), Landlord shall have the right, but not the obligation, to, at Tenant's expense, take all reasonable action to mitigate or eliminate the Violation and Tenant shall fully cooperate in connection therewith.  Further, Landlord shall provide Tenant, free of initial charge, with as many parking access cards as may be reasonably requested by Tenant (given its Employee/Agent Parking Threshold) during the Extended Term and Option Term, if applicable; provided, however, that Tenant shall pay to Landlord a fee of $10.00 for each parking access card issued to Tenant that is lost or stolen or is not returned to Landlord upon the expiration or any earlier termination of the Lease.  Landlord shall provide to Tenant copies of the monthly reports which it obtains from its parking operator relating to Tenant's parking usage, and shall provide reports on a more frequent basis, as circumstances may require, in Landlord's reasonable discretion.  Notwithstanding anything to the contrary contained in the Lease, Tenant may park a small number of employee vehicles overnight from time to time with reasonable advance approval by Landlord.

7.2           Tenant's Reserved Employee/Agent Parking.  Subject to the Employee/Agent Parking Threshold set forth in Section 7.1 above, Tenant shall have the right to use, free of charge (subject, however, to terms of Section 28 of the Original Lease with respect to any applicable governmental taxes that may be imposed with respect thereto), up to nineteen (19) reserved parking spaces located in the Project parking facility.  The location of fifteen (15) of the foregoing reserved parking spaces have previously been designated by Landlord and shall remain the same during the Extended Term and Option Term, as applicable (subject to Landlord's rights under Article 28 of the Original Lease to modify and/or reconfigure the layout of the Project parking facility and areas).  The location of the additional four (4) reserved parking spaces in the Project parking facility shall be designated by Landlord on or prior to the Extended Term, provided that in no event shall such reserved parking spaces be located on the roof level of the Project parking facility.

7.3           Parking for Tenant's Visitors.  For each day of the Extended Term  and Option Term, if applicable, Tenant shall be permitted, free of charge, to validate visitor parking for up to fifteen (15) visitors (non-employees, non-agents and non-contractors visiting the Premises) of the Premises (the "Visitor Parking Threshold"), each for a period of three (3) hours or less (the "Visitor Time Threshold").  In connection with the foregoing, Landlord has provided to Tenant a validation machine for use in validating such visitor parking.  Tenant shall be obligated to pay to Landlord (within ten (10) days following Landlord's demand therefor) the then applicable visitor parking charges attributable to any visitor parking that is validated by Tenant but exceeds the Visitor Parking Threshold and/or the Visitor Time Threshold, or both, on any given day of the Extended Term or Option Term, if applicable.

7.4           Access to Adjacent Parking Site.  An additional parking area (which is not owned, operated or managed by Landlord) is located on an adjacent site to the west of the Project parking facility (the "Adjacent Parking Site").  In the event Tenant is successful in securing parking rights for space in such Adjacent Parking Site, Landlord shall coordinate with Tenant in order to provide Tenant's employees, contractors and agents only with reasonable access from such Adjacent Parking Site to the Project parking facility at no additional charge for so long as Tenant maintains parking rights for space in such Adjacent Parking Site (provided that Tenant shall bear the reasonable cost of any access systems, modifications, alterations or controls relating to such usage).  Such access shall be through the existing door on the west wall of the Project parking facility and use thereof shall be subject to any and all approvals required by the City of El Segundo and/or any governmental authority having jurisdiction over the Project, and Landlord's reasonable rules, regulations and requirements regarding the same.

Except as otherwise set forth above, the parking rights and privileges granted to Tenant under this Section 7 shall be subject to all of the applicable terms and conditions of Article 28 of the Original Lease.

8.           Tenant's Logo Sign.  In addition to Tenant's existing Building top sign right (as provided under Section 23.4 of the Original Lease), which currently identifies "CarsDirect" in words (the "Name Sign") and by logo (the "CD Logo Sign"), but which Tenant may change to identify "Internet Brands" instead of "CarsDirect" at Tenant's sole cost and expense (subject to use of any Landlord provided allowances as permitted hereunder), subject to the following terms and conditions and the other terms and conditions of Section 23.4 of the Original Lease, Tenant or its Affiliate assignees shall be entitled, at its sole cost and expense (subject to use of any Landlord provided allowances as permitted hereunder), to display one (1) logo sign showing the "Internet Brands" (the letters "IB" plus logo) or "CarsDirect" (the letters "CDC" plus logo) logo on the east corner of the south elevation of the top of the Building (as shown, for example, on Schedule 1 attached hereto) (collectively as "Tenant's Logo Sign"), pursuant to terms of this Section 8.  If Tenant replaces the Name Sign with "Internet Brands," the dimensions of the replacement sign shall not exceed the lesser of (a) the dimensions of the existing Name Sign and (b) the dimensions allowed by applicable regulations, laws, codes and the like.  If Tenant replaces the CD Logo Sign with an "Internet Brands" logo sign, the dimensions of the replacement sign shall not exceed the lesser of (x) the dimensions of the existing CD Logo Sign, (y) the dimensions allowed by applicable regulations, laws, codes and the like and (z) the maximum measurement requirements shown on Schedule 1.  The dimensions of the Tenant's Logo Sign shall not exceed the lesser of (1) the dimensions allowed by applicable regulations, laws, codes and the like and (2) the maximum measurement requirements shown on Schedule 1.  All aspects of the Tenant's signs, including, but not limited to, quality, design, style, lighting, shall be (a) subject to Landlord's prior written approval, in Landlord's reasonable discretion, and (b) in compliance with all applicable governmental codes, laws and regulations.  Further, Tenant shall be responsible, at its sole cost and expense, for the maintenance, repair and replacement of Tenant's signs.  Landlord makes no representations or warranties regarding the suitability of any portion of the Project for display of Tenant's signage.  Upon the expiration or earlier termination of the Lease, as amended hereby, Tenant shall, at Tenant's sole cost and expense, remove Tenant's signs from the Building and repair any resulting damage.  The signage right contained in this Section 8 shall be personal to the Original Tenant and may only be exercised by the Original Tenant or any Affiliate to which this Lease is assigned (and not any assignee, sublessee or other transferee of Tenant's interest in the Lease, as amended hereby) if the Original Tenant and/or its Affiliates occupy the equivalent of at least two (2) full floors of the Building.

9.           Improvement Allowances.

9.1           Extended Term Improvement Allowance.  In connection with the extension of the Lease Term provided herein, Tenant shall be entitled to an improvement allowance for the design, construction, reconfiguration, office additions and/or refurbishment of alterations and additional improvements which are (or are to be) permanently affixed to the Premises, including, without limitation, the costs of relocating Tenant's server room to the 10th floor (collectively, the “Extended Term Improvements”) and Landlord's supervision fee (which shall be limited to one and one-quarter percent (1.25%) on the actual Extended Term Improvement Allowance), in the amount of up to One Million Nineteen Thousand One Hundred Ninety-Eight and 00/100 Dollars ($1,019,198.00) (i.e., $19.00 per rentable square foot of the Premises) (the “Extended Term Improvement Allowance”); provided, however, that Tenant shall be permitted to apply up to Two Hundred Fourteen Thousand Five Hundred Sixty-Eight and 00/100 Dollars ($214,568.00) (i.e., $4.00 per rentable square foot of the Premises) of such Extended Term Improvement Allowance towards the cost of Tenant's fixtures and data and/or telephone cabling to be utilized in the Premises and/or towards the cost of Tenant's installation of Tenant's additional signage, as set forth in Section 8 above, on the exterior of the Building (such items to be collectively referred to herein as the "Other Items" and the costs thereof to be collectively referred to herein as the "Other Costs").  Notwithstanding any contrary provision of the Lease, as amended hereby, the design, construction, installation, reconfiguration, office additions and/or refurbishment of the Extended Term Improvements and Other Items (as applicable) shall be made by Tenant in accordance with the applicable terms of Article 8 of the Original Lease and Landlord’s standard rules and procedures for construction in the Building, and, except as otherwise provided in this Section 9, shall be at Tenant's sole cost and expense.

Subject to the terms and conditions set forth in this Section 9.1 and Section 9.3 below, Two Hundred Sixty-Eight Thousand Two Hundred Ten and 00/100 Dollars ($268,210.00) (i.e., $5.00 per rentable square foot of the Premises) of the Extended Term Improvement Allowance shall be available for disbursement to Tenant as of the Effective Date.  Notwithstanding the foregoing or any contrary provision of the Lease, as hereby amended, the remaining portion of the Extended Term Improvement Allowance (i.e., $750,988.00, or $14.00 per rentable square foot of the Premises) shall not be available for disbursement to Tenant until January 1, 2010.  Landlord's fee for supervision of the design and construction of the Extended Term Improvements shall be limited to one and one-quarter percent (1.25%) of the actual costs thereof, which fee may be payable by, Tenant, if Tenant so elects, out of the Extended Term Improvement Allowance or the Option Term Improvement Allowance, whichever is then applicable.  Provided that the same are reasonably competitive in their pricing, Landlord may reasonably require that Tenant use specific mechanical (excluding HVAC), electrical, plumbing and fire/life safety subcontractors, otherwise all contractors and subcontractors used by Tenant in connection with the Extended Term Improvements shall be subject to reasonable approval by Landlord.  Further, notwithstanding the foregoing or any contrary provision of the Lease, as hereby amended, in no event shall Landlord be obligated to (a) disburse all or any portion of the Extended Term Improvement Allowance to Tenant at any time during which Tenant is in monetary or material non-monetary default of the Lease, as amended (beyond applicable notice and cure periods), (b) make disbursements from the Extended Term Improvement Allowance for costs which are unrelated to the Extended Term Improvements or the Other Costs or which pertain to any costs incurred by Tenant prior to the date of this Second Amendment, nor be in a total amount which exceeds the Extended Term Improvement Allowance, or (c) pay any Other Costs in excess of the cap set forth in this Section 9 above.  Notwithstanding the foregoing or any contrary provision of the Lease, as amended, at Landlord's option, except for Tenant's personal property, cabling and wiring, computer server equipment, furniture and/or trade fixtures, any or all Extended Term Improvements and/or Other Items shall be deemed Landlord's property under the terms of the Lease, as amended.  Tenant shall not be required to remove any of the Extended Term Improvements as long as they are consistent with first class general office improvements.  Any unused portion of the Extended Term Improvement Allowance remaining as of June 30, 2013 shall remain with Landlord and Tenant shall have no further right thereto.

9.2           Option Term Improvement Allowance.  Provided Tenant timely exercises its Option under Section 6 above, in connection with such Option Term, Tenant shall be entitled to an improvement allowance in the amount of up to Three Hundred Twenty-One Thousand Eight Hundred Fifty-Two and 00/100 Dollars ($321,852.00) (i.e., $6.00 per rentable square foot of the Premises) (the “Option Term Improvement Allowance”) for the design, construction, installation, reconfiguration, office additions (including server room relocation) and/or refurbishment of certain alterations and additional improvements (the “Option Term Improvements”), which Option Term Improvement Allowance shall be made available for use by Tenant for permitted items immediately upon binding exercise of the Option by Tenant under Section 6.4 above.  Notwithstanding any contrary provision of the Lease, as amended hereby, the design, construction, installation, reconfiguration, server room relocation, office additions and/or refurbishment of the Option Term Improvements shall be made by Tenant in accordance with the applicable terms of Article 8 of the Original Lease and Landlord’s standard rules and procedures for construction in the Building and, except as otherwise provided in this Section 9, shall be at Tenant's sole cost and expense.

Notwithstanding the foregoing or any contrary provision of the Lease, as hereby amended, in no event shall Landlord be obligated to (a) disburse all or any portion of the Option Term Improvement Allowance to Tenant at any time during which Tenant is in monetary or material non-monetary default of the Lease, as amended (beyond applicable notice and cure periods), or (b) make disbursements from the Option Term Improvement Allowance for costs which are unrelated to the Option Term Improvements or Landlord's supervision fee or in a total amount which exceeds the Option Term Improvement Allowance.  Any unused portion of the Option Term Improvement Allowance remaining as of June 30, 2015 shall remain with Landlord and Tenant shall have no further right thereto.

9.3           Disbursement of Extended Term Improvement Allowance and Option Term Improvement Allowance.  Except as otherwise provided herein and/or subject to the terms of this Paragraph 9 above, Landlord shall pay the Extended Term Improvement Allowance and the Option Term Improvement Allowance, as the case may be, or any applicable portions thereof, to Tenant within thirty (30) days after receipt of Tenant's request for reimbursement of costs incurred by Tenant in connection with the Extended Term Improvements and/or Other Items, with respect to the Extended Term Improvement Allowance, and the Option Term Improvements, with respect to the Option Term Allowance, accompanied by the items required to be submitted in the Tenant Work Letter attached to the Original Lease as Exhibit B.  Upon completion of the Extended Term Improvements, record as-built drawings are to be provided to Landlord in both paper and electronic format. Paper copies are to be blue line prints with the words ‘As Built’ prominently displayed on each sheet along with a red date stamp indicating the date the drawings were printed. Electronic format shall be AutoCAD release 14 or better .dwg files.

10.           Expansion Option Rights.  Notwithstanding any provision to the contrary contained in the Lease, as of the Effective Date,  Tenant's first offer rights under Section 1.3 of the Original Lease ("First Offer Right") shall continue pursuant to the terms and conditions contained therein, provided that such terms and conditions shall be deemed amended as follows until the "Maxed Expansion Date," as defined below.  Additionally, notwithstanding anything to the contrary contained herein or in the Lease, Tenant acknowledges and agrees that Tenant's expansion rights are subject to the rights of Targetcast Networks, Inc. that was recently finalized between Landlord and Targetcast, as identified by email to Tenant and Tenant's counsel.  The "Maxed Expansion Date" shall mean the first date upon which Tenant has leased at least an additional 12,000 rentable square feet of Expansion Option Space (not including First Refusal Space).  As of the Maxed Expansion Date, Section 1.3 shall apply for the remainder of the Lease Term as though unedited and disregarding the below modifications which shall apply only until the Maxed Expansion Date, except that the first sentence of Section 1.3 shall be replaced with the following sentence:

Tenant shall have an ongoing right of first offer with respect to any space on the ninth (9th) floor of the Building which becomes available for lease by third parties after the "Maxed Expansion Date," as defined in the Second Amendment (the "First Offer Space").

10.1           Until the Maxed Expansion Date, the first three (3) sentences of Section 1.3 of the Original Lease shall be replaced with the following:

"Tenant shall have an ongoing expansion option right with respect to space which becomes available for lease by third parties on the second (2nd) through ninth (9th) floors, provided that, as to floors 2 through 8 of the Building,  the particular available suite (as offered by Landlord) contains at least 2,500 of contiguous rentable square feet located on any single floor(the 'Expansion Option Space').  Notwithstanding the foregoing, such expansion option right of Tenant shall commence only following the expiration or earlier termination of the existing leases of the Expansion Option Space (including renewals thereof), and such expansion option right shall be subordinate to all rights granted to any present occupants of the Expansion Option Space and all rights of all existing tenants at the Building to lease the Expansion Option Space (whether pursuant to rights of first offer, expansion options, must-take requirements, renewal options existing on the date of this Second Amendment) (collectively, the 'Superior Right Holders') with respect to such Expansion Option Space, as identified to Tenant and Tenant's counsel by email prior to the Effective Date.  Tenant's expansion option right shall be on the terms and conditions set forth in this Section 1.3, as amended.  Notwithstanding anything to the contrary contained herein, Tenant may lease up to a maximum of 12,000 rentable square feet of Expansion Option Space."

10.2           Until the Maxed Expansion Date, the following sentence shall be added at the end of Section 1.3.1 of the Original Lease:

"Landlord's First Offer Notice shall be delivered to Tenant via electronic mail to Bob Brisco and Lynn Walsh and any other notice method permitted under this Lease, provided that any timing triggers in connection therewith shall be measured from the date of sending of email.  Any Expansion Option Space must be leased for a minimum of two (2) years."

10.3           Until the Maxed Expansion Date, the references to "seven (7) business days" set forth in Section 1.3.2 of the Original Lease are hereby amended to read "five (5) business days".

10.4           Until the Maxed Expansion Date, the provisions of Section 1.3.3 of the Original Lease shall be replaced with the following:

"First Offer Space Rent.  The rent payable by Tenant for the First Offer Space (the “First Offer Rent”) shall be equal to the rent payable by Tenant for the Premises during the Extended Term."

10.5           Until the Maxed Expansion Date, Section 1.3.4 of the Original Lease shall be replaced with the following:

"Construction in Expansion Option Space; Parking for First Offer Space.  Tenant shall be entitled to an improvement allowance for the First Offer Space in an amount equal to $5.00 per rentable square foot thereof which, in addition to permanently fixed improvements may be used toward Landlord's supervision fee (which shall be limited to one and one-quarter percent (1.25%) of the cost thereof).  The construction of improvements in the Expansion Option Space shall comply with the terms of Article 8 of this Lease.  Unreserved parking passes in addition to those identified in the Second Amendment shall be granted to Tenant at a ratio of 3/1,000 usable square feet in connection with its lease of such Expansion Option Space (which unreserved parking passes shall be provided free of charge to Tenant, except in connection with any applicable governmental taxes that may be imposed with respect thereto)."

10.6           Until the Maxed Expansion Date, the following sentence is hereby added at the end of Section 1.4 of the Lease:

"Notwithstanding the foregoing or any contrary provision contained in Section 1.3 above (as amended hereby) and this Section 1.4, Tenant's first offer rights with the respect to any and all Expansion Option Space shall automatically terminate and be of no further force or effect as of the date that Tenant exercises its right to lease more than an aggregate of 12,000 rentable square feet of  Expansion Option Space, excluding First Refusal Space, after which time the right of first offer as stated in the Original Lease and referenced in the Second Amendment shall apply for the remainder of the Lease Term."

11.           Right of First Refusal on Parking Garage Retail Space Leased for Office Use.  Landlord hereby grants to the Original Tenant a one-time right of first refusal during the Extended Term, with respect to any retail space located in the Project parking facility which Landlord is willing to lease to a third party for general office use (not including telemarketing or conference center use) (the "Refusal Space").  Tenant's right of first refusal shall be on the terms and conditions set forth in this Section 11.

11.1           Procedure for Lease of Refusal Space.

11.1.1           Procedure for Offer.  Landlord shall notify Tenant (the Refusal Notice") if Landlord receives a "bona-fide third-party offer" for the leasing of any Refusal Space for general office use (not including telemarketing or conference center use) to which the Superior Right Holders (if any) have waived their rights.  Pursuant to such Refusal Notice, Landlord shall offer to lease to Tenant the applicable Refusal Space for general office use.  The Refusal Notice shall describe the Refusal Space, and the lease term, rent, improvement allowance, security deposit and other fundamental economic terms and conditions, including the method of measurement of rentable and usable square feet, upon which Landlord proposes to lease such Refusal Space pursuant to the bona-fide third-party offer.  For purposes of this Section 11.1, a "bona-fide third-party offer" shall mean a counter-offer or offer received or given by Landlord to lease Refusal Space from a qualified third party, provided that Landlord may not circumvent Tenant's rights by giving an offer or counter-offer not in good faith.  For purposes of example only, the following would each constitute a bona-fide third-party offer:

(a)           Landlord receives a request for proposal from a qualified third party.  Landlord responds to the request for proposal with a lease proposal and subsequently receives a written bona-fide counter proposal from the qualified third party;

(b)           Landlord receives a written offer to lease from a qualified third party.  Landlord responds to the offer with a written counter offer and subsequently receives a bona-fide counter to Landlord's counter offer from the qualified third party; and

(c)           Landlord receives a written offer to lease from a third party which Landlord would accept without substantial modification.

11.1.2           Procedure for Acceptance.  If Tenant wishes to exercise Tenant's right of first refusal with respect to the Refusal Space described in the Refusal Notice, then within five (5) business days of delivery of the Refusal Notice to Tenant, Tenant shall deliver notice to Landlord of Tenant's exercise of its right of first refusal with respect to all of the Refusal Space described in the Refusal Notice at the rent (the "Refusal Space Rent") and for the full term identified in the Refusal Notice, and upon the other fundamental economic terms and conditions contained in such Refusal Notice.  If Tenant does not so notify Landlord within such five (5) business day period of Tenant's exercise of its right of first refusal, then Landlord shall be free to enter into a lease for the Refusal Space with the party that submitted the bona-fide third-party offer, so long as the lease is (a) on economic terms reasonably similar to that set forth in the bona-fide third party offer, and (b) mutually executed and delivered within six (6) months of the date that Tenant fails to exercise the right of first refusal.  If either condition (a) or condition (b) (or both) of the immediately preceding sentence is not met, then Tenant's right of first refusal for the Refusal Space shall renew and the process shall continue as set forth above.  After Landlord enters into any lease of Refusal Space with said party in accordance with the foregoing ("Third Party Lease"), Tenant's rights under this Section 11 shall be subordinate to the rights of the tenant under the Third Party Lease with respect to the space leased and encumbered pursuant to the provisions of the Third Party Lease, all extensions and renewals thereof, all pure expansion options contained therein which are stated as Landlord delivery obligations within a certain time frame for a certain amount of space, and all right of first offer expansions contained therein.  Notwithstanding anything set forth herein to the contrary, if Tenant exercises its right of first refusal with respect to the Refusal Space, then Tenant's right to extend the Lease Term pursuant to Section 6 of this Second Amendment shall applicable to the Refusal Space with the same force and effect as such rights are applicable to the Premises (as described herein); provided, however, Tenant must elect to exercise such rights with respect to the entire then-existing Premises and may not elect to exercise such rights with respect to only a portion of the then-existing Premises.

11.1.3           Amendment to Lease.  If Tenant timely exercises Tenant's right of first refusal to lease the Refusal Space as set forth herein, Landlord and Tenant shall within thirty (30) days thereafter execute an amendment to the Lease, as amended hereby (the "Refusal Space Amendment") for such Refusal Space upon the terms set forth in the Refusal Notice, but otherwise upon the terms, covenant and conditions set forth in the Lease and this Section 11.  Notwithstanding the foregoing, Landlord may, at its sole option, require that a separate lease be executed by Landlord and Tenant in connection with Tenant's lease of the Refusal Space, in which event such lease (the "Refusal Space Lease") shall be on the same terms, covenants and conditions as the initial Premises (as described herein), except as provided in this Section 11 and in the Lease.  The Refusal Space Lease, if applicable, shall be executed by Landlord and Tenant within thirty (30) days following Tenant's exercise of its right to lease the Refusal Space.

11.1.4           Termination of Refusal Right.  The rights contained in this Section 11 shall be personal to the Original Tenant and its Affiliate assignees and may only be exercised if the Original Tenant and/or its Affiliates collectively occupy the equivalent of at least two (2) full floors in the Building.  The right to lease Refusal Space as provided in this Section 11 may not be exercised if, as of the date of the attempted exercise of the expansion option by Tenant, or as of the scheduled date of delivery of such Refusal Space to Tenant, Tenant is in default under the Lease, as amended (beyond any applicable notice and cure periods).  The rights granted to Tenant pursuant to the terms and conditions of this Section 11 shall be applicable during the Extended Term only.

12.           Release of Liability.  Except as otherwise provided in Section 12 below:

12.1           Landlord and Tenant shall, as of the date hereof, be fully and unconditionally released and discharged from their respective obligations and any claims to the extent accruing prior to the Effective Date from or connected with the provisions of the Lease; and

12.2           This Second Amendment shall fully and finally settle all demands, charges, claims, accounts or causes of action of any nature, including, without limitation, both known and unknown claims and causes of action to the extent accruing under the Lease prior to the Effective Date.

Each of the parties expressly waives the provisions of California Civil Code Section 1542, which provides:

"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR."

Each party acknowledges that it has received the advice of legal counsel with respect to the aforementioned waiver and understands the terms thereof.

12.3           Continuing Liability.  Notwithstanding the release of liability provided for herein, such release and discharge shall not be deemed to waive, limit or otherwise alter the obligations of Landlord to Tenant, or Tenant to Landlord (as the case may be), (a) under or pursuant to this Second Amendment, (b) under or pursuant to the Lease, as amended, and accruing after the Effective Date, (c) under or pursuant to the Lease accruing at any time (even prior to the Effective Date), with respect to any tort or other claim asserted by any third party against Tenant and/or Landlord, (d) with respect to any indemnification obligations of Tenant and/or Landlord which accrued prior to or after the Effective Date hereof under Sections 10.1 and 29.36.4 of the Original Lease, and/or (e) for Rent accruing under the Lease, as amended (it being acknowledged by Landlord that Tenant is current on Rent payments through the Effective Date).

13.           Tenant's Right to Make Repairs.  Landlord and Tenant hereby agree that the parenthetical "(in which case Landlord shall pay the amount it contends would not have been excessive)" set forth in Section 7.2 of the Original Lease is hereby deleted and replaced in its entirety with the parenthetical "(which written objection shall also identify the amounts, if any, Landlord contends would not have been excessive or which are undisputed by Landlord (the "Undisputed Amounts"), which Undisputed Amounts Tenant shall be entitled to deduct from Rent pursuant to the terms of the immediately preceding sentence)".

14.           Insurance.  Landlord and Tenant hereby agree that Section 10.6 of the Original Lease is hereby deleted in its entirety and is of no further force or effect.

15.           Repair of Damage to Premises by Landlord.  Landlord and Tenant hereby agree that any conflicting portions of Section 11.1 of the Original Lease are hereby superseded by the following sentence.

"Landlord shall not be liable for any inconvenience or annoyance to Tenant or its visitors, or injury to Tenant's business resulting in any way from such damage or the repair thereof; provided however, that if such fire or other casualty shall have damaged the Premises or any Common Areas necessary to Tenant's occupancy, Landlord shall allow Tenant a proportionate abatement of Rent to the extent the Premises are unfit for occupancy for the purposes permitted under this Lease, and not occupied by Tenant as a result thereof; unless Landlord shall make available to Tenant, during the period of such repair, other space in the Building or the Project which is reasonably suitable for the temporary conduct of Tenant's business therefrom; provided, further, however, that if the damage or destruction is due to the negligence or willful misconduct of Tenant or any of its agents, employees, contractors, invitees or guests, Tenant shall be responsible for any reasonable, applicable insurance deductible (which shall be payable to Landlord upon demand)."

16.           Permitted Subleases.  Notwithstanding any provision to the contrary contained in the Lease, Landlord and Tenant hereby agree that a sublease of an individual office or offices within the Premises (but in no event in an aggregate amount in excess of ten percent (10%) of the total rentable square feet of the Premises (i.e., up to 5,364 rentable square feet of the Premises)) to any individuals and/or entities for office purposes (a "Permitted Subtenant") shall not be deemed a sublease requiring the consent of Landlord under Article 14 of the Original Lease; provided that Tenant notifies Landlord in writing of any such sublease at least thirty (30) days prior to the effective date of such sublease; and further provided that (a) each such Permitted Subtenant shall be of a character and reputation consistent with the quality of the Building as a first-class office building; and (b) any such sublease shall not be a subterfuge by Tenant to avoid its obligations under the Lease, as hereby amended, or the restrictions on Transfers pursuant to Article 14 of the Original Lease.  Notwithstanding the foregoing, in no event shall any such sublease permitted under this Section 16 relieve Tenant (including its successors and/or assigns) of any of its obligations or any liability under the Lease, as hereby amended.

17.           Broker.  Landlord and Tenant hereby warrant to each other that they have had no dealings with any real estate broker or agent, other than Jones Lang LaSalle Brokerage, Inc. ("Broker"), in connection with the negotiation of this Second Amendment, and that they know of no other real estate broker or agent who is entitled to a commission in connection with this Second Amendment.  Each party agrees to indemnify and defend the other party against and hold the other party harmless from any and all claims, demands, losses, liabilities, lawsuits, judgments, costs and expenses (including without limitation reasonable attorneys' fees and costs, and court costs) with respect to any leasing commission or equivalent compensation alleged to be owing on account of any dealings with any real estate broker or agent, other than Broker, occurring by, through, or under the indemnifying party.  The terms of this Section 17 shall survive the expiration or earlier termination of the term of the Lease, as hereby amended.

18.           No Further Modification/No Known Defaults.  Except as specifically set forth in this Second Amendment, all of the terms and provisions of the Lease shall remain unmodified and in full force and effect.  The parties hereto both acknowledge and agree that, to their respective actual knowledge, and as of the Effective Date or before, (a) the other party has not committed any uncured default (within applicable cure periods) under the Lease; (b) is not currently in default of any provision or term of the Lease; and (c) has not committed any act or omission which, with the passage of time, could result in a default under the Lease.

19.           Further Actions.  The parties agree to execute such other instruments and to do such further acts as may be reasonably requested to carry out the provisions of this Second Amendment, provided such actions shall not involve any cost nor materially increase the obligations or liabilities of either party or both.

[Text Concluded With Signatures Contained on the Following Page]

IN WITNESS WHEREOF, this Second Amendment has been executed as of the Effective Date.

"LANDLORD":

   KILROY REALTY, L.P., a Delaware limited partnership

    By: KILROY REALTY CORPORATION, a Maryland corporation, general partner

By: /s/ Jeffrey C. Hawken
    Its: Executive Vice President
               Chief Operating Officer

By: /s/ John T. Fucci
    Its: Sr. Vice President
               Asset Management

"TENANT":

    INTERNET BRANDS, INC., a Delaware corporation (f/k/a/ and d/b/a CarsDirect.com, Inc.)

    By: /s/ Robert N. Brisco
      Its: Chief Executive Officer

    By: /s/ B. Lynn Walsh
      Its: Exec. V.P. and General Counsel

SCHEDULE 1 ATTACHED ON NEXT PAGE

SCHEDULE 1

Sign Program

J B 3 D
Architectural Graphics & Branding
731 N. Main Street • Orange, California 92868
714.744.2300 • 714.744.8061 fax • jb3d.com

909 Sepulveda Blvd.

105'
150'
27.33 Sq. ft. max
27.33 Sq. ft. max
27.33 Sq. ft. max
27.33 Sq. ft. max
27.33 Sq. ft. max
Tenant's Logo Sign
88' sq.ft. max
8' height x 11' width max

SOUTH ELEVATION - TOP OF BUILDING SIGN
SCALE 1" = 20'-0"

REVISIONS:	KILROY REALTY 909 SEPULVEDA BLVD.	CLIENT KILROY REALTY		DRAWING TITLE SOUTH ELEVATION W/ DIMS.		
		DATE 04/14/06	JOB # 05-0156	SCALE NOTED	DESIGNER MH	SHEET #

The following drawings, specifications, ideas, designs, and arrangements represented thereby, are and shall remain the property of the designer, and no part thereof shall be copied, disclosed to others or used in connection with any work or project other than the specified project for which they have been prepared and developed without the written consent of the designer. Visual contact with these plans or specifications shall constitute conclusive evidence of acceptance of these restrictions

P:\W/KILROY/909/909-955 05-0156/CONST.DOCS/RAMP DIRECT.AI